                                                                       EXHIBIT 1

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, par value $0.01 per share. As of January 8, 1997 (the "record date"), 10,048,784 shares of Common Stock were outstanding with every share being entitled to one vote.

     Series G Preferred Stock. As of the record date, 1,000,000 shares of preferred stock, designated as the "Series G Preferred Stock", were outstanding. All of the shares of Series G Preferred Stock were issued to Fiskars Oy Ab and Fiskars Holdings, Inc. (collectively "Fiskars") in connection with the Company's acquisition on March 13, 1996 of Deltec Power Systems, Inc. and its subsidiaries (the "Deltec Acquisition"). The Series G Preferred Stock is entitled to quarterly dividends at a per annum rate of $0.80 per share through March 31, 2001 and $1.20 per share thereafter. Holders of the Series G Preferred Stock have preference over the holders of Common Stock and holders of any other preferred stock of the Company in the event of liquidation, dissolution or winding up of the Company. That liquidation preference is equal to $20.00 per share of Series G Preferred Stock plus accrued but unpaid dividends.

     The Series G Preferred Stock is convertible at any time by the holders thereof into shares of Common Stock on a share-for-share basis, subject to adjustment for stock splits, dividends and combinations, and non-cash dividends, stock purchase rights, capital reorganizations and dissolutions. In the event that the market price of the Company's Common Stock exceeds $28.00 per share for 30 consecutive trading days, the Company may redeem any or all of its Series G Preferred Stock at $20.00 per share through March 30, 1997, $26.00 per share from March 31, 1997 through March 30, 1998 and $24.00 per share after March 30, 1998, plus accrued but unpaid dividends in each case. The Company's redemption right is subject to the conversion rights of the holders of the Series G Preferred Stock. At any time after September 30, 2006, the holders of the Series G Preferred Stock may require the Company to repurchase the stock at $24.00 per share plus accrued but unpaid dividends.

     Shares of the Series G Preferred Stock have the same voting rights as shares of the Company's Common Stock, with each holder of Series G Preferred Stock entitled to the number of votes that the holder would have if the stock were converted into Common Stock. The Series G Preferred Stock must be voted in accordance with a stockholder agreement between the Company and Fiskars (the "Fiskars Shareholder Agreement"), the terms of which include agreements regarding board membership, voting, transfer restrictions and registration rights. The Fiskars Shareholder Agreement entitles Fiskars to designate: (i) two representatives for election to the Company's Board of Directors so long as its beneficial ownership of Common Stock (including Common Stock that Fiskars would own upon conversion of the Series G Preferred Stock) exceeds 10% of the outstanding Common Stock; and (ii) one representative so long as Fiskars beneficially owns 5% to 10% of the outstanding Common Stock. Fiskars' rights to designate representatives for election to the Company's Board of Directors terminate when Fiskars' beneficial ownership of Common Stock is less than 5%. The Fiskars Shareholder Agreement requires Fiskars to vote all securities of the Company owned or controlled by it in accordance with the recommendations of the Company's Board of Directors. The Fiskars Shareholder Agreement contains certain restrictions on Fiskars' ability to transfer any securities of the Company owned or controlled by Fiskars.

     Series D and E Preferred Stock. In July 1992, the Company issued to Japan Storage Battery Co., Ltd. ("JSB") 5,100 shares of the Company's Series D Preferred Stock (the "Series D Preferred") at a purchase price of $1,000 per share. JSB had the right to convert some or all of the Series D Preferred into the Company's Common Stock at a conversion price per share of $13.08. In December 1992, JSB exercised an option to purchase 4,900 shares of Series E Preferred Stock (the "Series E Preferred") at a purchase price of $1,000 per share. The Series E Preferred were convertible at the option of JSB into the Company's Common Stock at a conversion price per share of $23.86 (collectively, the "Series D and E Preferred"). On July 1, 1995, JSB exercised these options and converted all of the Series D and E Preferred into 595,273 shares of the Company's Common Stock.

     Warrants. In connection with financing the Deltec Acquisition, the Company issued 11 1/2% Senior Subordinated Notes due March 15, 2006 (the "Notes") in an aggregate principal amount of $125 million. In conjunction with the issuance of the Notes, the Company also issued 125,000 detachable warrants ("Warrants") to purchase in the aggregate 643,750 shares of Common Stock, subject to adjustment under certain circumstances. Each Warrant, when exercised, entitles the holder thereof to receive 5.15 shares of Common Stock at an exercise price of $13.475 per share, subject to adjustment under certain circumstances. The Warrants are exercisable at any time prior to March 15, 2006. The holders of Warrants have no right to vote on matters submitted to the stockholders of the Company for action and have no right to receive dividends.

     The following table sets forth, as of the record date, all persons known by the Company to be the beneficial owners of more than 5% of any class of the voting securities of the Company. The information set forth below is based on beneficial ownership information contained in the most recent Schedule 13D, 13F or 13G filed on behalf of such holder or on information furnished by the holder to the Company.

                                  COMMON STOCK

                                                                    AMOUNT AND
                                                                    NATURE OF        PERCENT OF
                       NAME AND ADDRESS                             BENEFICIAL      COMMON STOCK
                      OF BENEFICIAL OWNER                          OWNERSHIP(1)        (2)(3)
---------------------------------------------------------------    ------------     ------------
Fiskars Oy Ab..................................................      1,825,000(4)        16.5%
Mannerheimintie 14 A
FIN-00100
Helsinki, Finland

Massachusetts Mutual Life Insurance............................      1,146,789(5)        10.4%
1295 State Street
Springfield, MA 01111

Duquesne Enterprises, Inc. ....................................      1,043,750            9.4%
Grant Building, Suite 240
Pittsburgh, PA 15219

Japan Storage Battery Co., Ltd. ...............................        645,273            5.8%
1 Inobaba-cho
Nishinosho Kisshoin
Minami-ku
Kyoto, Japan

Dimensional Fund Advisors......................................        626,426            5.7%
1299 Ocean Avenue
Santa Monica, CA 90401

---------------
(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock of the Company shown as beneficially owned by them.

(2) Assumes conversion of 1,000,000 shares of the Series G Preferred Stock issued to Fiskars, which have the same voting rights as shares of the Company's Common Stock.

(3) The denominator in this calculation includes 10,048,784 shares of Common Stock outstanding as of the record date, plus 1,000,000 shares of Series G Preferred Stock on an as-converted basis.

(4) Includes 825,000 shares of Common Stock and 1,000,000 shares of Series G Preferred Stock which have the same voting rights as shares of the Company's Common Stock.

(5) Massachusetts Mutual Life Insurance Company, MassMutual Corporate investors, and MassMutual Participation investors own 802,752, 229,358 and 114,679 shares of Common Stock of the Company, respectively.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of the record date, all directors, director nominees and named executive officers who are the beneficial owners of the Common Stock of the Company and such beneficial ownership by all executive officers and directors as a group:

                                  COMMON STOCK

                                                  SHARES OF     OPTIONS AND WARRANTS
                                                 COMMON STOCK    EXERCISABLE WITHIN      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                (1)(2)           60 DAYS(1)        COMMON STOCK(3)
-----------------------------------------------  ------------   --------------------   ---------------
Conrad A. Plimpton.............................      278,885(4)         17,000(8)            2.7%
James A. Risher................................      273,090            70,103(9)            3.1%
Lance L. Knox..................................      154,890            17,000(8)            1.6%
Ralf R. Boer...................................        2,500(5)             --(10)              *
Wayne L. Clevenger.............................       10,000            17,000(8)               *
Ron E. Doggett.................................        8,000            12,000(8)               *
James E. Fowler................................        1,250             5,750(8)               *
David J. McLaughlin............................        4,300            14,500(8)               *
Stig G. Stendahl...............................           --(5)             --(10)              *
Chiaki Tanaka..................................           --(6)         12,000(6)(8)            *
Marty R. Kittrell..............................       38,314            30,853(11)              *
Warren J. Johnson..............................       24,927             9,552(12)              *
William J. Raddi...............................      115,000            29,500(13)           1.3%
Mark A. Ascolese...............................       38,143            23,500(14)              *
All Executive Officers and Directors as a Group
  (17 persons).................................    1,009,031() (7)        289,258           11.5%

---------------
  * Less than 1%.

 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock of the Company shown as beneficially owned by them.

 (2) Does not include options and warrants to purchase shares of Common Stock which are listed separately under the next column "Options and Warrants Exercisable Within 60 Days".

 (3) Represents the percent of shares of Common Stock held and options and warrants exercisable within 60 days after the record date. The numerator in this calculation includes the shares of Common Stock plus options and warrants exercisable within 60 days held by the beneficial owner. The denominator includes 10,048,784 shares of Common Stock outstanding as of the record date plus 1,000,000 shares of Series G Preferred Stock on an as-converted basis.

 (4) Includes 2,300 shares held by custodian for the Conrad A. Plimpton SERP Trust.

 (5) Does not include the 825,000 shares of Common Stock or the 1,000,000 shares of Series G Preferred Stock held by Fiskars. Messrs. Boer and Stendahl have shared voting and investment power over any such shares and disclaim beneficial ownership of such shares.

 (6) Does not include 595,273 shares of Common Stock which were acquired July 1, 1995, upon conversion of the Series D and E Preferred held by JSB. Mr. Tanaka, as an officer of JSB, has shared voting and investment power over such shares and disclaims beneficial ownership of such shares. Mr. Tanaka will not seek re-election as director when his current term expires in February 1997.

 (7) Does not include 50,000 shares of Common Stock currently owned by JSB or 595,273 shares of Common Stock which were acquired upon conversion of the Series D and E Preferred held by JSB. Mr. Tanaka, as an officer of JSB, has shared voting and investment power over such shares and disclaims beneficial ownership of such shares. Does not include 825,000 shares of Common Stock or the

     1,000,000 shares of Series G Preferred Stock held by Fiskars. Messrs. Boer and Stendahl have shared voting and investment power over any such shares and disclaim beneficial ownership of such shares.

 (8) Does not include an option to purchase 1,500 shares of Common Stock which is not exercisable within 60 days after the record date.

 (9) Does not include an option to purchase 20,000 shares of Common Stock which is not exercisable within 60 days after the record date.

(10) Does not include an option to purchase 3,000 shares of Common Stock which is not exercisable within 60 days after the record date.

(11) Does not include an option to purchase 29,250 shares of Common Stock which is not exercisable within 60 days after the record date.

(12) Does not include an option to purchase 15,500 shares of Common Stock which is not exercisable within 60 days after the record date.

(13) Does not include an option to purchase 20,000 shares of Common Stock which is not exercisable within 60 days after the record date.

(14) Does not include an option to purchase 24,500 shares of Common Stock which is not exercisable within 60 days after the record date.

COMPENSATION OF DIRECTORS

     Mr. Risher is not compensated separately for his services as a director. In fiscal 1996, Mr. Plimpton was paid $55,000 per year and Mr. Knox was paid $50,000 per year for their service in the roles of Chairman and Vice Chairman, respectively. Each was paid an expense allowance of $25,000 per year. Each of the directors was paid an annual retainer of $20,000 and each Committee Chairman received an additional annual retainer of $5,000. Each of the directors was also paid a fee of $1,000 for each Board meeting and Board committee meeting attended and $500 for each telephone Board and Board Committee meeting attended, plus expenses. Messrs. Plimpton and Knox also received the retainers and Board meeting fees that the other Board members received. Mr. Tanaka assigns his compensation to JSB. The Company paid group insurance premiums on behalf of Mr. Plimpton in the amount of $4,056. Receipt of director compensation is subject to minimum attendance standards.

     During fiscal 1996, certain changes to director compensation were approved by the Board of Directors and will be effective in fiscal 1997. The changes are as follows: The Chairman and Vice Chairman fees of $55,000 and $50,000, respectively, have been eliminated. The Chairman of the Board of Directors will receive a flat retainer fee of $25,000 for serving in that capacity. Mr. Knox will receive an annual consulting fee of $25,000 for additional consulting services, which include providing management and the Board of Directors counsel and leadership on a variety of issues requiring dedicated time and effort on the part of Mr. Knox. The lump sum expense allowance of $25,000 for Messrs. Plimpton and Knox will be eliminated, and direct expenses will be reimbursed up to a maximum of $15,000 each. Mr. Plimpton will reimburse the Company for group insurance premiums paid on his behalf. Finally, all non-management members of the Executive Committee will receive a flat retainer of $10,000 a year in lieu of meeting fees, and the Chairman of the Executive Committee will receive an additional $10,000 retainer.

     Option Plans for Directors. The Company believes that stock options enhance its ability to attract the services of experienced, able and knowledgeable persons to serve as directors. It also believes that stock options are important to promote and encourage the continued service of directors by facilitating their purchase of a stock interest in the Company. Accordingly, the Company adopted non-employee director stock option plans in 1989 and 1995.

     1989 Directors Plan and 1995 Directors Plan. In October 1989, the Board of Directors authorized the grant of up to 87,500 shares of the Company's Common Stock for the Non-Employee Directors Stock Option Plan ("1989 Directors Plan"). At December 31, 1994, there were no further options available for grant to directors under the 1989 Directors Plan. Accordingly, in 1995, the 1995 Directors Stock Option Plan (1995 Directors Plan) was adopted by the Company. The 1989 Directors Plan had provided for the annual grant of an option to purchase 2,500 shares. Other terms are substantially the same as in the 1995 Directors Plan as described below.

     Under the terms of the 1995 Directors Plan, 150,000 shares of the Company's Common Stock are reserved for issuance. The 1995 Directors Plan provides that each non-employee director of the Company is granted an option to purchase 3,000 shares of stock as of the date of the director's commencement of service as a director. Thereafter, a non-employee director is granted an additional option to purchase 3,000 shares of stock immediately following the annual election of directors if he or she continues to be a non-employee director on the board. The per-share option exercise price of each of these options is the fair market value of a share of Common Stock on the grant date as determined in accordance with the 1995 Directors Plan.

     Each option granted to a non-employee director of the Company is exercisable for 1,500 shares of Common Stock one year following the date of grant and exercisable for the remaining 1,500 shares two years following the date of grant. Unexercised options granted to non-employee directors of the Company terminate upon the expiration of one year following the date on which the non-employee director dies or on the date on which the non-employee director ceases to be a member of the Board for any other reason, unless such termination of service is due to: (i) retirement from the Board; (ii) failure to stand for election with the Board's consent; or (iii) resignation from the Board with the Board's consent. Unexercised options expire ten years after the date of grant.

     Cumulative Status of Option Plans and Fiscal 1996 Option
Grants. Cumulatively, options to purchase 97,000 shares are available for grant. Of the 116,750 options outstanding, 79,250 options are currently exercisable.

     During fiscal 1996, options to purchase 21,000 shares of Common Stock at a price of $13.375 per share were granted under the 1995 Directors Plan to continuing directors, and options to purchase 6,000 shares of Common Stock at a price of $16.00 per share were granted under the same plan to the representatives designated by Fiskars and appointed to the Board of Directors in May 1996.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     The executive officers of the Company, and their respective ages, as of the record date are as follows:

NAME                                     AGE                           POSITION
---------------------------------------  ---   --------------------------------------------------------
James A. Risher........................  54    President and Chief Executive Officer
Conrad A. Plimpton.....................  53    Chairman of the Board
Lance L. Knox..........................  52    Vice Chairman of the Board
Mark A. Ascolese.......................  46    Senior Vice President and General Manager, Americas
                                                 Group
Nicholas J. Costanza...................  41    Vice President, Chief Administrative Officer, General
                                                 Counsel and Secretary
Warren J. Johnson......................  48    Vice President and General Manager, Emerging
                                                 Technologies Group
Marty R. Kittrell......................  40    Vice President, Chief Financial Officer, Treasurer, and
                                                 Assistant Secretary
Hermann G. P. Metzler..................  55    Vice President, International Group
William J. Raddi.......................  57    Senior Vice President, Chief Technology Officer and
                                                 General Manager, Small Systems Group
Alden R. Schnaidt......................  48    Vice President and General Manager, Large Systems Group

BIOGRAPHICAL INFORMATION -- EXECUTIVE OFFICERS

     Certain information concerning the Company's executive officers is set forth below, except that information concerning Messrs. Risher, Plimpton and Knox is set forth above under the caption "Biographical
Information -- Directors".

     Mr. Ascolese joined the Company in 1985 and assumed his current position as Senior Vice President and General Manager, Americas Group in October 1995. Mr. Ascolese has served in various customer service, sales management and General Manager capacities since becoming a Vice President in 1987. He was Vice President and General Manager, Worldwide Services Group from 1992 to January 1995, and Senior Vice President and General Manager, North American Field Operations from January to October 1995.

     Mr. Costanza joined the Company in 1980 and assumed his current position as Vice President, Chief Administrative Officer, General Counsel and Secretary in November 1995. As Chief Administrative Officer, Mr. Costanza has assumed world-wide responsibility for Human Resources and certain corporate services, in addition to such responsibility for the legal affairs of the Company. Mr. Costanza held various legal positions with the Company prior to being promoted to Vice President and General Counsel in 1986.

     Mr. Johnson joined the Company's predecessor in 1978 serving in various financial and managerial capacities until he assumed his current position as Vice President and General Manager, Emerging Technologies Group in September 1995. From 1989 to 1992, Mr. Johnson was Vice President and General Manager, Office Systems Group. From 1992 to 1995, he was Vice President, Corporate Development, and from February to September 1995, he was Vice President and General Manager, International Power Machines.

     Mr. Kittrell joined the Company in 1989 as Vice President and Chief Financial Officer and Treasurer. He was elected Assistant Secretary in 1991.

     Mr. Metzler joined the Company in 1984 as Manager of International Sales and Service. From 1985 until 1989, he served as Director of International Marketing and Sales, at which time he assumed his current position of Vice President, International Group.

     Mr. Raddi has been with the Company and its predecessors since 1962 and has served in various engineering, development, and manufacturing capacities. In 1990, he assumed the title of Senior Vice President and Chief Technology Officer. In 1992, he assumed the additional position of Senior Vice President and General Manager, Small Systems Group.

     Mr. Schnaidt joined the Company in 1986 as Director of Manufacturing, was promoted to Vice President, Manufacturing Operations in 1988, and assumed his current position in 1992.

           HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Human Resources Committee of the Board of Directors (the "HR Committee") independently reviews executive compensation and provides counsel to the Board of Directors on matters relating to such compensation as part of its charter. In exercising its responsibilities, the HR Committee relies on the advice and counsel of independent accountants, benefits consultants, and outside legal counsel in connection with issues relating to the design of executive compensation plans, and attendant accounting and legal considerations.

     The HR Committee considers and approves matters relating to: (i) total cash compensation of executive officers of the Company, including salaries and incentives; (ii) grants of options under the Company's option plans; (iii) awards under the Company's Management Incentive Compensation Plan; and (iv) the Company's benefit plans.

     The HR Committee has prepared the following report on executive compensation, the Company's compensation philosophy, policies and their implementation in fiscal 1996.

NATURE OF COMPANY BUSINESS

     The Company provides Strategic Power Management solutions to a broad range of businesses and institutions world-wide. The Company's products are used for networking, financial, medical, industrial, telecommunications, military, cable television, and aerospace applications -- wherever continuous power is essential to daily operations. The Company has designed and sold large customized uninterruptible power systems ("UPS") for data centers since the early 1960s. During the 1980s, the Company broadened its product offerings by introducing Powerware (Register mark) Systems, standardized UPS to support mainframe and large minicomputer installations. Personal computers proliferated in the late 1980s, and the Company responded with product families that support personal computers, workstations and local area networks ("LANs"), including the Powerware Prestige product line that was introduced in 1993. The Company has expanded its product offering through acquisitions and internal development to include the full spectrum of off-line, line-interactive and on-line UPS products, as well as a worldwide service organization.

     Although there are many competitors in the UPS industry, the Company is one of three companies competing on a worldwide basis with a full line of UPS products and services and believes that it is one of the largest worldwide independent suppliers of UPS products.

     In this highly competitive industry, the Company must compete against subsidiaries of large industrial companies, rapidly growing independent companies, and non-U.S. companies for qualified personnel. Accordingly, its compensation program needs to be competitive against a broad universe of different sizes and types of companies.

COMPENSATION PROGRAM FOR EXECUTIVE OFFICERS

     Compensation Philosophy. The executive compensation program is based on the strong belief that a performance-based program which also encourages equity ownership in the Company will align both annual and long-term interests of the Company and its shareholders with those of management. The Company is dedicated to achieving global leadership in a highly competitive industry and to delivering superior shareholder value. The mission of the Company is to provide power protection solutions for customers worldwide in order to create enterprise value and achieve the common goals of: (i) superior financial performance; (ii) customer satisfaction; (iii) associate satisfaction; and (iv) quality. The purpose of the Company is to provide solutions that exceed customers' expectations and create value. The vision of the Company is to become "The World-wide Leader in Strategic Power Management". With these principles in mind, the executive compensation program objectives are as follows:

     - To provide a competitive compensation program in order to attract, retain and motivate qualified personnel for positions of substantial responsibility in order to promote the success of the Company's business.

     - To serve as a management tool in focusing and directing the energies and efforts of key executives toward achieving the Company's goals through individual and collective goals.

     - To provide a long-term incentive for the executive to continue providing service to the Company by linking the success and prosperity of the individual to the success and prosperity of the Company.

     Total Cash Compensation. Total cash compensation consists of base salary and annual cash incentive opportunities. A total cash compensation target is established for each position using benchmark survey comparisons. The actual payment of the annual cash incentive portion of the total cash compensation is based principally on the financial performance of the Company.

     To determine the competitive level of total compensation (including short-term and long-term incentives), the HR Committee sets the total pay target in a competitive compensation range as benchmarked against published survey data and data derived through special studies of comparable industries. Most factors of the compensation program are positioned around the 50th percentile of the competitive range, with the ability to earn proportionately higher or lower total cash compensation based upon achievement against established business performance objectives.

     The competitive range is compiled from data obtained from the American Electronics Association, Radford Associates and Executive Compensation Service, Inc. The American Electronics Association compiled survey data from 438 member firms. Radford Associates, a subsidiary of the Alexander and Alexander Consulting Group, compiled survey data from 433 comparable high technology companies. Executive Compensation Service, Inc., a subsidiary of the management consulting firm of Watson Wyatt Data Services, Inc., compiled survey data from 272 durable goods manufacturing firms. Given the Company's particular industry, there is limited publicly available data of direct competitors for comparison purposes. The surveys referenced use data from manufacturing companies with international scope that are market driven, technology based, cost-oriented, and experiencing growth and sales volume similar to the Company.

     Base Salary. The HR Committee reviews executive base salaries on a regular basis and provides for base salaries in the middle range of competitive salary levels, with adjustments made to reflect individual performance, experience and contributions. A discussion of Chief Executive Officer base salary compensation is set forth below under the caption "CEO Compensation".

     Management Incentive Compensation Plan ("MIP"). The objective of MIP is to attract, retain and motivate key executives and managers by providing annual cash incentives for goal achievement. The Company maintains a formalized annual incentive opportunity for key executives responsible and accountable for achieving the annual operating plan. The MIP generates 50th percentile awards in comparison to the survey groups described above based upon the achievement of targeted Company results. Proportionately higher or lower awards are achieved if results are above or below target. No awards are made if a threshold level of corporate financial performance is not achieved, unless the Board of Directors determines it is in the best interests of the Company to do so pursuant to its discretion under the MIP. Each eligible grade level is assigned a fixed percentage of annual salary as the target annual incentive opportunity. For executive officers, this ranged from 30 percent to 60 percent of annual salary in fiscal 1996. A discussion of Chief Executive Officer incentive compensation is set forth below under the caption "CEO Compensation".

     Under the MIP, payments are made based on the Company achieving predetermined goals established annually by the Board of Directors. These goals typically include: (i) targets for corporate growth, such as improvements year over year to earnings per share and cash flow; (ii) targets for strategic business unit growth, such as improvements year over year in specific areas of financial performance of each individual strategic business unit; and (iii) attainment of certain individually tailored non-financial objectives for each executive. The relative weighting for each objective is determined each year by the HR Committee, and may vary depending upon the Company's financial and strategic objectives for that year.

     In fiscal 1996, the Company completed a major repositioning of its business through its strategic acquisition of the worldwide UPS business of Fiskars ("Deltec Acquisition") and its successful integration of the previously acquired operations of International Power Machines Corporation ("IPM") and Lectro Products, Inc. ("Lectro"), enabling the Company to provide one of the broadest product offerings in the global UPS industry. The Deltec Acquisition also enabled the Company to significantly improve its competitive position in the small systems UPS market, the fastest growing segment of the industry, and has positioned the Company as a leader in the global UPS market. As a result of these acquisitions, the Company achieved record revenues of approximately $460 million in fiscal 1996, an increase of 17.7% over the prior year. Cost savings and operating efficiencies resulting from the continued integration and consolidation of the operations of IPM, Lectro and the Deltec Acquisition are expected to significantly improve the Company's future financial results.

     In applying the MIP for fiscal year 1996, the HR Committee evaluated and balanced a number of factors, including the: (i) nature and breadth of strategic achievement, as generally described above; (ii) actual financial performance of the Company and individual strategic business units as compared to the applicable financial targets pre-established at the outset of the fiscal year, which did not contemplate the Deltec Acquisition; (iii) success of accelerated acquisition integration activities; (iv) individual executive's performance as compared to individual financial and non-financial goals during a year of corporate transition; and (v) discretion under the MIP to make cash awards deemed by the Board of Directors to be in the overall best interests of the Company based on an evaluation of all factors, as recommended by the HR Committee. Accordingly, eight executive officers (including the CEO) and seventeen key managers were awarded cash payments totaling $554,500.

     Supplementary Management Incentive Plan ("Supplementary MIP"). In November 1994, the Company adopted a supplementary plan to motivate executives with matching cash awards designed to reduce individual notes associated with 1988 and 1989 stock purchase agreements (described below under the caption "Stock Purchase Agreements"), which incent continued equity positions in the Company of eight key executive officers, including the Chief Executive Officer. Under this plan, executives in good standing who have paid for the purchase of Common Stock by promissory notes prior to the Company's 1989 initial public offering are eligible to receive matching contributions up to individually set annual limits during calendar years 1995 through 1999 of 50% of the executives' voluntary prepayments of the balances outstanding under their notes. The match amounts are grossed up and tax assisted. The maximum annual contribution by the Company is limited to $200,000 per calendar year, allocated among eligible executives based on performance and their outstanding note balance. Any portion of the maximum annual contribution by the Company remaining unused at the end of the calendar year will be retired and will not increase the maximum for future calendar years. In calendar 1996, seven eligible executive officers participated. Voluntary prepayments totaled $203,800. Company contributions, including match and gross-up, totaled $169,800.

     Option Plans for Employees. The Company provides long-term incentive compensation through its employee stock option plans. The plans are intended to foster management team cohesion and positively align and reinforce management and shareholder interests. The plans are structured to allow the HR Committee discretion in creating employee equity incentives which assist the Company in attracting, motivating and retaining the appropriate talent needed to conduct its business successfully. Key managers as well as executive officers are eligible for grants under the plans, which seek to implement the Company's long-term incentive approach primarily through the utilization of nonstatutory options. Awards are at the 50th percentile of the compensation range of the survey groups previously described reflecting a total compensation philosophy that factors in long-term corporate performance as captured by stock price and increased shareholder value. The Company believes that the plans encourage superior performance that can result in significantly enhanced shareholder value, which would result in compensation at a higher percentile of the competitive range. Accordingly, the Company adopted employee stock option plans in 1989 and 1995.

     1989 Stock Option Plan and 1995 Employee Stock Option and Restricted Stock Plan. In October 1989, the Board of Directors authorized the grant of up to 550,000 shares for the 1989 Stock Option Plan ("1989 Option Plan"). At December 31, 1994, all options had been granted. In order to ensure that there was a sufficient number of stock options and restricted stock available to meet the intent and purpose of stock incentive programs determined in the long term interests of the Company, the 1995 Employee Stock Option and Restricted Stock Plan (the "1995 Option Plan") was adopted in 1995.

     Under the terms of the 1995 Option Plan, 750,000 shares of the Company's Common Stock were reserved for issuance. The 1995 Option Plan provides for the grant of options that are intended to qualify as ISOs as defined under Section 422 of the Code, nonqualified options, and restricted stock. Unlike the 1989 Option Plan, it does not provide for SARs. It is administered by the HR Committee, which selects the officers and employees of the Company and its subsidiaries to whom options may be granted.

     With respect to the grant of options, the HR Committee is charged with determining the option grant date, the vesting schedule and expiration of options, all in accordance with the 1995 Option Plan. The maximum number of shares subject to options that can be granted under the 1995 Option Plan to any individual executive officer or other employee of the Company or any subsidiary is 300,000 shares during the first ten years of the 1995 Option Plan and 50,000 shares per year thereafter.

     With respect specifically to ISOs, no person may receive any ISO if, at the time of grant, such person owns directly or indirectly more than 10% of the total combined voting power of the Company. There is also a $100,000 limit on the value of stock (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any calendar year. No incentive stock option may be granted more than 10 years after the effective date of the 1995 Option Plan.

     The HR Committee determines the service requirements and performance goals necessary for awards of restricted stock to be made. The maximum number of shares of restricted stock that can be granted under the 1995 Option Plan to any individual executive officer or other employee of the Company or any subsidiary is 300,000 shares during the first ten years of the 1995 Option Plan, and 50,000 shares per year thereafter. At its discretion, the HR Committee may grant restricted stock subject to objective performance goals established prior to April 15 of the year in which the grant is made and while the outcome is substantially uncertain. Performance goals must be in accordance with the terms of the 1995 Option Plan.

     Cumulative Status of Option Plans and Fiscal 1996 Option
Grants. Cumulatively, options to purchase 432,334 shares are currently available for grant. Of the 754,767 options outstanding, 296,203 options are exercisable. Currently, there are eight executive officers and one hundred four key employees who have been granted options under the 1989 Option Plan and 1995 Option Plan since inception. For fiscal 1996, Messrs. Kittrell, Johnson, Raddi and Ascolese were awarded options to purchase 18,000, 19,000, 12,500 and 12,000 shares, respectively, to incent and reward their ongoing contributions enhancing the market and financial position of the Company. The awards were based in part on the value and number of options they held relative to other executive officers and to their peers at other comparable companies with which the Company competes for human resources.

     401(k) Retirement Benefit Plan. The Company maintains a savings plan qualified under Section 401(k) of the Internal Revenue Code of 1986 for the benefit of all active U.S. employees. Employees may elect to defer from Federal income tax up to 15% of their total compensation up to the annual statutory maximum, which was $9,500 for calendar year 1996. The Company contributes to the employee's account an amount equal to 2% of an employee's total annual compensation up to annual compensation of $150,000 for calendar year 1996 and matches up to 4% of an employee's contributions at a rate of 50 cents on the dollar. In addition, the HR Committee may recommend that the Board of Directors make additional discretionary contributions each year based on the Company meeting certain profit objectives. In fiscal 1996, the Company made a discretionary contribution of $150,000, which is allocated in accordance with the terms of the plan to the accounts of all eligible participants.

CEO COMPENSATION

     As indicated previously, the Company's executive compensation program is reviewed regularly and is based upon business performance and the achievement of individual objectives. The Chief Executive Officer's base salary and total cash compensation are positioned at approximately the 50th percentile of the competitive compensation range as described above. Proportionately higher or lower awards are achieved if results are above or below target. Mr. Risher's goals for fiscal 1996 focused his efforts principally on: (i) financial performance of the Company (especially earnings per share and cash flow); (ii) strategic corporate development and repositioning; (iii) integration of previously acquired companies; and (iv) restructuring the Company on a global basis, including all key personnel, organizations and succession matters. Strategic corporate development and repositioning goals generally consisted of achieving specific revenue and growth targets for each strategic business unit, new acquisitions, the continued focus on cost effective manufacturing, the increase in productivity and total quality management, and the enhancement of market position. The organizational goals included a multi-year focus on improving managerial capabilities and increasing the number of experienced executives to meet the human resource needs of the Company. A primary focus is to improve the overall effectiveness of the organization through establishing an appropriate structure to meet business objectives. Another key focus is on succession planning and management training and development.

     Mr. Risher is a participant in the Company's MIP. A discussion of the MIP as it applies to all executives (including Mr. Risher), achievements by the Company in fiscal year 1996 and balancing of factors in the HR Committee's annual review of Mr. Risher's performance is set forth above under the caption "Management Incentive Compensation Plan ("MIP")". At the targeted 50th percentile, Mr. Risher's potential incentive compensation under the MIP would approximate 60% of Mr. Risher's base salary. Mr. Risher's achievement of individual objectives described above and the financial performance of the Company resulted in an incentive compensation payment under the MIP of $100,000 in fiscal 1996. That incentive compensation payment represented approximately 24% of Mr. Risher's base salary, which was $425,000 in fiscal 1996. Mr. Risher's total cash compensation in fiscal 1996 was below the targeted 50th percentile.

     SUBMITTED BY THE HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS:

      David J. McLaughlin               Lance L. Knox                 Ron E. Doggett
           Chairman

HUMAN RESOURCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Human Resources Committee performs the functions of a compensation committee for the Board of Directors. The current members of the Human Resources Committee are Messrs. McLaughlin, Knox, and Doggett. Mr. Knox currently serves as Vice Chairman of the Board of Directors and has served in that position since 1982. Mr. Knox was paid $50,000, plus an expense allowance of $25,000, for his service in that role in 1996 for the Company as described above under the caption "Compensation of Directors."

                 EXECUTIVE COMPENSATION AND RELATED INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The Summary Compensation Table indicates the cash compensation paid by the Company and its subsidiaries as well as certain other compensation paid or accrued to the Chief Executive Officer and the four other highest paid executive officers ("Named Executive Officers"), for services rendered in all capacities during the fiscal years ended September 30, 1996, 1995, and 1994, respectively. The Company does not have any long term incentive, defined benefit or actuarial plans for the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                         LONG TERM COMPENSATION AWARDS

                                      SECURITIES    OTHER ANNUAL   RESTRICTED                  UNDERLYING
                                        ANNUAL       SALARY($)       STOCK                      OPTIONS/
NAME AND PRINCIPAL POSITION   YEAR   COMPENSATION    AWARDS($)      BONUS($)      SARS(#)   COMPENSATION($)
----------------------------  ----   ------------   ------------   ----------     -------   ----------------
James A. Risher.............  1996      425,000        100,000       141,473(2)      0                0
  President and Chief         1995      375,000        160,000       126,159(2)      0           40,000
  Executive Officer           1994      350,000        200,000       123,597(2)      0                0
Marty R. Kittrell...........  1996      200,000         70,000              (3)      0           18,000
  Vice President, CFO,        1995      200,000         55,000              (3)      0           15,000
  Treasurer, and Assistant    1994      170,833         63,900              (3)      0           15,000
  Secretary
Warren J. Johnson...........  1996      135,000        125,000(1)           (3)      0           19,000
  Vice President, General     1995      135,000             --        48,201(2)      0                0
  Manager, Emerging           1994      126,600         40,500              (3)      0                0
  Technologies Group
William J. Raddi............  1996      200,000         40,000              (3)      0           12,500
  Senior Vice President,      1995      200,000         45,000              (3)      0           20,000
  Chief Technology Officer,   1994      180,000         47,300        24,568(2)      0                0
  General Manager, Small
  Systems Group
Mark A. Ascolese............  1996      192,000         32,000        26,117(2)      0           12,000
  Senior Vice President,      1995      189,000         68,000              (3)      0           30,000
  General Manager, Americas   1994      184,500         65,100              (3)      0                0
  Group

                                                                                 ALL OTHER
                        NAME AND PRINCIPAL POSITION                          COMPENSATION(4)($)
---------------------------------------------------------------------------  ------------------
James A. Risher............................................................        86,974
  President and Chief Executive Officer                                            51,675
                                                                                   55,006
Marty R. Kittrell..........................................................        13,341
  Vice President, CFO, Treasurer, and                                              11,384
  Assistant Secretary                                                              14,750
Warren J. Johnson..........................................................        26,803
  Vice President, General Manager, Emerging                                        12,533
  Technologies Group                                                               18,390
William J. Raddi...........................................................        55,341
  Senior Vice President, Chief Technology                                          45,463
  Officer, General Manager, Small Systems Group                                    48,013
Mark A. Ascolese...........................................................        24,729
  Senior Vice President, General Manager,                                          13,204
  Americas Group                                                                   14,348

---------------
(1) Includes a $100,000 bonus for calendar year 1995.

(2) Includes the following reported amounts for particular perquisites which exceed 25% of the total amount of perquisites for the Named Executive Officers. Includes for fiscal 1996: (a) reimbursement for payment of taxes:
    James A. Risher -- $61,368; (b) automobile allowance: Mark A.
    Ascolese -- $12,000. Includes for fiscal 1995: (a) reimbursement for payment of taxes: James A. Risher -- $41,624; (b) automobile allowance: James A. Risher -- $35,597; (c) reimbursement for relocation: Warren J. Johnson -- $35,000. Includes for fiscal 1994: (a) reimbursement of payment of taxes:
    James A. Risher -- $32,687; (b) automobile allowance: James A.
    Risher -- $38,376; William J. Raddi -- $9,000; (c) reimbursement of loan interest: William J. Raddi -- $10,306.

(3) Total perquisites were less than 10% of total fiscal year salary and bonus.

(4) The total in this column reflects the aggregate value of the Company contributions under the 401(k) Retirement Benefit Plan, the portion of the premiums paid by the Company in the covered fiscal year under a "split dollar" insurance arrangement and the Company's contributions to the Supplementary MIP, as described above under the caption "Compensation Program for Executive Officers". Company contributions for each of the Named Executive Officers for fiscal 1996 are as follows:

                                                                 SPLIT-DOLLAR   SUPPLEMENTARY
                                                        401(k)    INSURANCE          MIP
                                                        ------   ------------   -------------
        James A. Risher...............................  $5,399     $ 46,575        $35,000
        Marty R. Kittrell.............................   6,274        4,567          2,500
        Warren J. Johnson.............................   9,417        8,286          9,100
        William J. Raddi..............................   6,274       38,767         10,300
        Mark A. Ascolese..............................   6,274        5,455         13,000

STOCK OPTIONS AND SARS

     For fiscal 1996, options to purchase 272,250 shares were granted to 25 employees as a group. Each of the Named Executive Officers received grants as follows: Mr. Kittrell, an option to purchase 18,000 shares which represented 6.6% of the total granted to all employees as a group for fiscal 1996; Mr. Johnson, 19,000, 6.9%; Mr. Raddi, 12,500, 4.6%; and Mr. Ascolese, 12,000, 4.4%.
The following table sets forth all material terms with regard to grants of stock options to each of the Named Executive Officers for the fiscal year ended Sep-tember 30, 1996. All such grants were made under the 1995 Option Plan. No SARs have been granted under the 1989 Option Plan and SARs are not provided for in the 1995 Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                 POTENTIAL REALIZABLE
                          INDIVIDUAL GRANTS    OPTIONS               ---------------------------------------------
                          % OF TOTAL NUMBER    GRANTED                                         VALUE AT ASSUMED
                            OF SECURITIES        TO                                          ANNUAL RATES OF STOCK
                             UNDERLYING       EMPLOYEES   EXERCISE                            PRICE APPRECIATION
                           OPTIONS GRANTED    IN FISCAL    PRICE     EXPIRATION                 FOR OPTION TERM
         NAMES                   (#)           YEAR(1)     ($/SH)       DATE      5%($)(2)         10%($)(3)
------------------------  -----------------   ---------   --------   ----------   --------   ---------------------
Marty R. Kittrell.......        15,000           5.5%      14.000      12/05/05    132,068          334,686
                                 3,000           1.1%      11.750      11/06/06     22,169           56,179
Warren J. Johnson.......         5,000           1.8%      18.750      10/25/05     58,959          149,413
                                 9,000           3.3%      14.000      12/05/05     79,241          200,812
                                 5,000           1.8%      11.750      11/06/06     36,948           93,632
William J. Raddi........        10,000           3.7%      14.000      12/05/05     88,045          223,124
                                 2,500           0.9%      11.750      11/06/06     18,474           46,816
Mark A. Ascolese........        10,000           3.7%      14.000      12/05/05     88,045          223,124
                                 2,000           0.7%      11.750      11/06/06     14,779           37,453

---------------
(1) For fiscal 1996, options to purchase 272,250 shares were granted to 25 employees as a group.

(2) Represents the gain before income taxes, equal to the appreciated value of the options less the exercise price, at an assumed 5% rate of stock price appreciation, compounded annually, over the ten-year life of the option. Assumes an appreciated stock price of $30.54, $22.80 and $19.14 at October 25, 2005, December 5, 2005 and November 6, 2006, respectively.

(3) Represents the gain before income taxes, equal to the appreciated value of the options less the exercise price, at an assumed 10% rate of stock price appreciation, compounded annually, over the ten-year life of the option. Assumes an appreciated stock price of $48.63, $36.31 and $30.48 at October 25, 2005, December 5, 2005 and November 6, 2006, respectively.

     The following table sets forth information with regard to exercises of stock options during the fiscal year ended September 30, 1996, by each of the Named Executive Officers and the fiscal year-end value of all unexercised options held by such individuals.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                            NUMBER OF
                                                                            SECURITIES          VALUE OF
                                                                            UNDERLYING        UNEXERCISED
                                           NO. OF                          UNEXERCISED        IN-THE-MONEY
                                           SHARES                           OPTIONS AT         OPTIONS AT
                                          ACQUIRED                            FY-END             FY-END
                                          ON VALUE                         EXERCISABLE/       EXERCISABLE/
                  NAME                    EXERCISE   VALUE REALIZED($)   UNEXERCISABLE(#)   UNEXERCISABLE(1)
----------------------------------------  --------   -----------------   ----------------   ----------------
James A. Risher.........................   -0-          -0-                60,000/30,000         $ 0/$0
Marty R. Kittrell.......................   -0-          -0-                23,250/36,750         $ 0/$0
Warren J. Johnson.......................   -0-          -0-                 7,250/17,750         $ 0/$0
William J. Raddi........................   -0-          -0-                22,000/27,500         $ 0/$0
Mark A. Ascolese........................   -0-          -0-                13,500/34,500         $ 0/$0

---------------
(1) Closing price of the Common Stock of the Company at September 30, 1996, was $10.75.

COMPARATIVE COMPANY PERFORMANCE

     The following line graph compares cumulative total shareholder return for the Company with a performance indicator of the overall stock market, the S&P 500 Stock Index, and a nationally recognized industry group, the Dow Jones Electrical Components and Equipment Industry Group, since October 1, 1991.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
                      AMONG EXIDE ELECTRONICS GROUP, INC.
                      DOW JONES ELECTRICAL COMPONENTS AND
                           EQUIPMENT INDUSTRY GROUP,
                                  AND S&P 500

     (Performance graph appears here with the following plot points.)

                                                1992(1)     1993(1)     1994(1)     1995(1)     1996(1)
                                                -------     -------     -------     -------     -------
Exide Electronics (XUPS)......................    233         343         355         306         176
S&P 500 Index (S&P 500).......................    111         126         130         169         203
Dow Jones Electrical Components and Equipment
  Industry Group (ELQ)........................    109         126         139         172         191

                              ASSUMES $100 INVESTED ON OCTOBER 1, 1991(1)
                                     ASSUMES DIVIDENDS REINVESTED
                                   FISCAL YEARS ENDING SEPTEMBER 30

---------------
(1) Closing price of the Common Stock on September 30, 1992, 1993, 1994, 1995, and 1996 was $14.25, $21.00, $21.75, $18.75 and $10.75, respectively.

CERTAIN AGREEMENTS EMPLOYMENT AND SEVERANCE AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS
     In fiscal 1986, the Company entered into an employment agreement with Mr. Risher at the time he was hired. Upon the expiration of that employment agreement, in fiscal 1990 the Company entered into a new employment agreement with Mr. Risher. The agreement provides that in the event of termination of Mr. Risher's employment by the Company, other than for cause, Mr. Risher would be entitled to severance payments equal to three years total compensation, including base salary and bonus. The agreement also includes provisions prohibiting Mr. Risher from competing with the Company for a period of time after termination of his employment under certain circumstances. The Company also entered into employment agreements with the Named Executive Officers and other executive officers of the Company, which provide for severance up to two years total compensation in each case, depending on the number of years of service with the Company and the individual's responsibilities, and otherwise contain terms similar to those described above for Mr. Risher. In addition, the Company has a severance plan for certain executive officers of the Company providing for severance payments if their employment is terminated (including constructive termination) for reasons other than cause during the five-year period following a "change in control" of the Company. The plan defines a "change in control" as occurring when a person acquires 30% or more of the Company's voting securities or when there is a business combination (as defined in the plan) which has been approved by the Company's shareholders, a change in a majority of the members of the Board of Directors over a three-year period (other than due to death, disability or resignation), or a change in control for purposes of specified federal securities laws. Under this plan, the affected officer would receive a payment equal to six months compensation plus an additional two months compensation for each year of service, up to an aggregate maximum severance payment equal to 30 months compensation.

STOCK PURCHASE AGREEMENT
     In fiscal years 1986 and 1988, Mr. Risher purchased an aggregate of 200,000 shares of Common Stock from the Company at $4.00 per share in exchange for 10-year promissory notes secured by the Common Stock. The promissory notes delivered by Mr. Risher bear interest at the applicable Federal rate, as determined under Section 1274(d) of the Internal Revenue Code (the "Federal Rate"), and are payable immediately upon the sale of the shares purchased with the promissory notes. The maturity date of the 1986 promissory note has been extended to coincide with the maturity date of the 1988 promissory note. As of September 30, 1996, the aggregate principal and interest amount outstanding on these promissory notes was $580,000 and $370,330, respectively. The largest principal amount outstanding during fiscal 1996 was $700,000 in November 1995. The largest amount of interest accrued on these promissory notes during fiscal 1996 was $540,166 in October 1995.

     During fiscal 1989, all of the Company's current executive officers who were at that time employees of the Company, except for Messrs. Plimpton and Knox, purchased Common Stock from the Company pursuant to stock purchase agreements for $8.00 per share in exchange for 10-year promissory notes. The promissory notes delivered by the executive officers are secured by the shares of Common Stock, bear simple interest at the prime rate and are payable immediately upon the sale of the underlying shares and, following termination of an executive officer's employment, upon the first to occur of (i) the original maturity date of the promissory note, (ii) three years after the date of termination of employment or (iii) 90 days after the Company has filed its second registration statement under the Securities Act of 1933, as amended, for its Common Stock, following such termination of employment, pursuant to which such person could have registered such shares. The following information sets forth the name of each current executive officer who purchased shares during fiscal 1989 in exchange for notes, the number of shares purchased and the principal amount outstanding on the notes as of September 30, 1996: Mr. Risher, 136,090 shares, $1,008,720; Mr. Ascolese, 35,000 shares, $280,000; Mr. Costanza,
28,250 shares, $205,432; Mr. Johnson, 18,250 shares, $127,824; Mr. Kittrell,
50,000 shares, $275,008; Mr. Metzler, 12,250 shares, $80,280; Mr. Raddi, 68,000 shares, $544,000; Mr. Schnaidt, 30,000 shares, $221,632. These balances were the largest principal amounts outstanding at any time during fiscal 1996 for Messrs. Ascolese, Raddi and Risher. In the case of Messrs. Costanza, Kittrell, Johnson, Metzler and Schnaidt, the largest principal outstanding during fiscal 1996 was $226,000, $280,000, $146,000, $85,272 and $240,000, respectively, each in
December 1995. The interest accrued on these notes exchanged for stock for each of the executive officers as of September 30, 1996, is as follows: Mr. Risher, $504,051, Mr. Ascolese, $172,210, Mr. Costanza, $134,670, Mr. Johnson, $83,093,
Mr. Kittrell, $158,558, Mr. Metzler, $49,639, Mr. Raddi, $318,221, Mr. Schnaidt, $145,512. These amounts were the largest amounts of interest accrued at any time during fiscal 1996 for all but two of the executive officers. The largest amount of interest accrued on these notes for Messrs. Ascolese and Johnson was $152,660 and $74,122, respectively, in November 1995. All shares were vested as of September 30, 1996, and are registered for resale through a currently effective registration statement on Form S-3.

     The Company provides incentives for the executives in good standing to make payments on the promissory notes through the Supplementary MIP (described above under the caption "Compensation Program for Executive Officers").